FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 26, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Group Acquires Leading Alternative Operator in Kurgan

April 26, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that the MTS Group acquired 100% in each of the five companies operating under the Infocentr brand (“Infocentr”) in Kurgan, the administrative center of the Kurgan region of the Urals Federal District, from a group of private investors. Following the acquisition, MTS will now be able to provide broadband internet and cable television services in all regions of the Urals Federal District.

The purchase price was RUB 435.0 million (or approximately $15.6 million(1)).

Infocentr is the leading alternative operator in Kurgan with over 34,000 broadband internet and cable television subscribers. Its fiber optic network covers more than 90% of the city’s households. In 2010 the operator began offering cable television services. Some of the largest corporations and a number of government institutions are among Infocentr’s corporate clients.

“Today, the MTS Group provides fixed-line services in over 120 cities in Russia. The acquisition of Infocentr allows MTS not only to enter a promising new fixed-line market but also to strengthen its overall presence in the Urals region. We already provide broadband internet and cable television services in the Sverdlovsk region, Perm Krai, Chelyabinsk, Magnitogorsk and Miass, as well as occupy the leading positions in the cable television markets of Yekaterinburg, Tyumen, Khanty-Mansi Autonomous Okrug and Yamalo-Nenets Autonomous Okrug. The number of broadband subscribers of the MTS Group in the Urals has increased by more than 40% over the course of one year. The acquisition is in line with MTS’ strategy aimed at creating a federal integrated telecommunications operator,” commented Mr. Aleksander Popovskiy, Head of MTS Russia.

Infocentr’s financial results will be consolidated in MTS’ financial statements beginning from April 22, 2011.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.9 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the

(1)  Using the Russian Central Bank exchange rate of 27.9398 RUB/USD as of April 22, 2011. The U.S. dollar amounts in the press release provided for reference.

Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 26, 2011

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